FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated November 4, 2004 (“Telefónica Móviles Introduces BlackBerry Connect In Spain")	Page No 3

Document 1

November 4, 2004

FOR IMMEDIATE RELEASE

TELEFÓNICA MÓVILES INTRODUCES BLACKBERRY CONNECT IN SPAIN

Madrid, Spain and Waterloo, Ontario — Telefónica Móviles España (TME), a subsidiary of the Telefónica Móviles Group, and Research In Motion (NASDAQ: RIMM; TSX: RIM) are introducing BlackBerry Connect™ in Spain and Telefonica Moviles announced that it is offering BlackBerry® services for the Nokia 6820 effective immediately. Telefonica Moviles was the first carrier in Spain to introduce BlackBerry, launching in 2003 with the BlackBerry 6720™ and later with the BlackBerry 7230™.

Through RIM’s BlackBerry Connect™ licensing program, BlackBerry connectivity support can be embedded within mobile phones and other wireless devices to provide users with push-based, wireless email services. Both BlackBerry Enterprise Server™ and BlackBerry Internet Service™ are supported.

“Wireless email features and services are becoming increasingly important considerations for businesses and users in the selection of mobile devices,” said Jim Balsillie, Chairman and Co-CEO, Research In Motion. “Our BlackBerry Connect licensing program has opened the industry-leading BlackBerry services to a wider range of mobile devices and we are very pleased to see Telefónica expand its portfolio of BlackBerry solutions for customers in Spain. We believe that Telefonica’s mobile users will highly value the push-based BlackBerry experience while IT departments will welcome the advanced mobile architecture and integration with BlackBerry Enterprise Server.”

“It is important for our customers in Spain to have a choice of devices compatible with BlackBerry services,” said Luis Ezcurra, General Manager of Services Depelompent in Telefónica Móviles España. “BlackBerry Connect is the right solution that allows us to expand our offer of devices compatible with BlackBerry services. Our first step with this program is the Nokia 6820 handset, which offers all the advantages of a multimedia GSM/GPRS mobile phone together with BlackBerry wireless email. Telefonica Móviles customers can now choose between two different devices when subscribing to BlackBerry services: the BlackBerry 7230 wireless handheld or the Nokia 6820 mobile phone. We really believe that offering a more flexible choice of devices supporting BlackBerry services will lead to more BlackBerry subscribers overall.”

“Nokia works in cooperation with leading companies such as Research In Motion to bring mobile solutions to the market,” said Marko Luhtala, Sales Director at Nokia Enterprise Solutions. “By enabling the Nokia 6820 with BlackBerry email connectivity, we provide customers a broader choice of devices that best suit their workstyle or lifestyle.”

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise support is expected to be available later this year) to enable secure, push-based, wireless access to email and calendar.

— more —

For individuals and smaller businesses, BlackBerry Internet Service allows users to access multiple personal and/or corporate email accounts (including many popular ISP email accounts as well as Microsoft Exchange and IBM Lotus Domino accounts) from a single device.

About Telefónica Móviles España

Telefónica Móviles España (www.empresa.movistar.com), operator of Telefónica Móviles Group in the Spanish market, has over 18,6 millions of customers and offers a comprehensive portfolio of services and applications using the latest mobile technologies. Telefónica Móviles (www.telefonicamoviles.com) is one of the world’s leader operators, with presence in 14 countries and 54,3 millions of active customers. Telefónica Móviles’ shares are traded on the Spanish and New York Stock Exchanges with the ticker TME.

Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Contacts:

Telefonica

For more information contact Communication TELEFONICA MOVILES ESPANA (phone 680 01 86 00, fax: 680 01 78 71- email

comunicacion@tsm.es

Research In Motion
Media Contact: North America
Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Media Contact: Europe
Tilly Quanjer
Senior Communications Manager, RIM
+ 44 1784 223987
tquanjer@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to the anticipated demand for the BlackBerry platform, and RIM’s revenue and earnings expectations for the first and second quarters of fiscal 2005. The phrases and terms “continuing escalation” and “expected to be” or “expecting” are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM’s intellectual property; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM’s business and industry are discussed in greater detail in the “Risk Factors” and “MD&A” sections of RIM’s filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 4, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller